SUBMITTED VIA EDGAR
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549
Re:	OM Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Definitive Proxy Statement on Schedule 14A filed April 3, 2009 Commission File No. 1-12515
May 26, 2009
Dear Mr. Decker:
We have reviewed your April 21, 2009 letter regarding your comments on the financial statements and disclosures contained in the above-referenced SEC filings for OM Group, Inc. (the “Company”) and provide the following responses to your comments. We appreciate your comments and, as noted below where applicable, will make the recommended changes in future filings.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
GENERAL
COMMENT NO. 1: Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.
RESPONSE: Where applicable, we have shown the revisions and will include comparable disclosure in future filings, including interim filings, in accordance with the Staff’s comment.
COVER PAGE
COMMENT NO. 2: It appears that you registered your stock purchase rights under Section 12(b) of the Exchange Act on a Form 8-A filed November 27, 1996. It also appears that these securities are still registered under Section 12(b). However, these securities are not listed on the cover page of the Form 10-K and the applicable certificate of designations is not filed as an exhibit to the form 10-K. Please advise or revise accordingly.

RESPONSE: The Company’s stockholder purchase rights that were registered under the Securities Exchange Act of 1934 on a Form 8-A filed November 27, 1996 are no longer outstanding, having expired on November 5, 2006. Accordingly, such purchase rights are no longer listed on the cover page of the Company’s Form 10-K and the related certificate of designations is no longer filed as an exhibit to the Form 10-K.
ITEM 1. BUSINESS, PAGE 2
COMMENT NO. 3: Please tell us and disclose the information required by Item 101(d)(1)(ii) of Regulation S-K. To the extent this information confirms with generally accepted accounting principles, you may include a cross-reference to the relevant portion of your financial statements.
RESPONSE: Financial information with respect to long-lived assets by geographical area for the last three fiscal years is presented in Note 18 of the Notes to Consolidated Financial Statements. In future filings, that information will be included under “Item 1. Business” through a specific cross-reference to the relevant financial statement footnote in which the information appears.
CUSTOMERS, PAGE 6
COMMENT NO. 4: Please tell us and disclose your sales arrangements with your customers. For example, do you enter into written agreements?
RESPONSE: The Company generally has written sales agreements with its customers. In some cases, these arrangements are in the form of a written contract containing provisions applicable to the sales, including the terms of the sales arrangement. In other cases, sales are made pursuant to a written purchase order that is issued in connection with a sale and contains terms and conditions applicable to the sale. We will include this type of enhanced disclosure in future filings that contain a discussion of customers. These written sales arrangements with our customers are made in the ordinary course of business and do not constitute “material contracts” for purposes of Item 601(b)(10) of Regulation S-K.
COMMENT NO. 5: Please tell us and disclose the information required by Item 101(c)(1)(ix) of Regulation S-K, or advise us to why this disclosure is not required. In this regard, we note the disclosure in the second bullet point of the first risk factor on page 11.
RESPONSE: We do not have contracts that specifically are subject to renegotiation of profits or termination at the election of a government. The second bullet of the noted risk factor relates to the inter-ministerial review that was conducted by the Ministry of Mines in the DRC, as disclosed in the Commitments and Contingencies footnote in our 2007 and 2008 Form 10-K. This review included approximately 60 mining contracts with various companies that do business in the DRC, and was therefore broader in scope than a review solely of our joint venture. This matter was resolved in the first quarter of 2009, and the Company will remove the language, “may be subject to government renegotiation” from this risk factor in future filings.
RAW MATERIALS, PAGE 6
COMMENT NO. 6: Please explain to us in greater detail and disclose the availability of unrefined cobalt. In this regard, please clarify whether price is the only factor impacting your supply of cobalt and the extent to which the agreement with Norilsk provides sufficient supplies of cobalt for your operations.
RESPONSE: We have included in the MD&A contained in our Form 10-Q for the first quarter of 2009, filed May 7, 2009, enhanced disclosures related to raw materials. Set forth below is the disclosure contained in that MD&A (additions marked with an underline):
The Company’s business is critically connected to both the price and availability of raw materials. The primary raw material used by the Advanced Materials segment is unrefined cobalt. Cobalt raw materials include ore, concentrate, slag and scrap. Unrefined cobalt is obtained from three basic sources: primary cobalt mining, as a by-product of another metal — typically copper or nickel, and from recycled material. The availability of unrefined cobalt is dependent on global market conditions, cobalt prices and the prices of copper and nickel. Also, political and civil instability in supplier countries, variability in supply and worldwide demand, including demand in developing countries such as China, have affected and will likely continue to affect the supply and market price of raw materials. The Company attempts to mitigate changes in availability of raw materials by maintaining adequate inventory levels and long-term supply relationships with a variety of suppliers.
The GTL smelter in the DRC is a primary source for cobalt raw material feed. After smelting in the DRC, cobalt is sent to the Company’s refinery in Kokkola, Finland. The next planned maintenance shut-down of the GTL smelter is expected to occur in mid-2009 and last six to ten weeks. The timing of the shutdown is discretionary and subject to change based on operating conditions. The Company expects the shutdown to impact the timing of deliveries from GTL to Kokkola but does not expect the shutdown to impact external sales to customers. As was the case in previous shutdowns, the Company has adequate raw material inventory on-hand to meet anticipated demand.
In the first quarter of 2007, the Company entered into five-year supply agreements with Norilsk Nickel for up to 2,500 metric tons per year of cobalt metal, up to 2,500 metric tons per year of crude in the form of cobalt hydroxide concentrate, up to 1,500 metric tons per year of cobalt in the form of crude cobalt sulfate, up to 5,000 metric tons per year of copper in the form of copper cake and various other nickel-based raw materials used in the Company’s Electronic Chemicals business. The Norilsk agreements strengthen the Company’s supply chain and secure a consistent source of raw materials, providing the Company with a stable supply of cobalt metal through the long-term supply agreements. Complementary geography and operations shorten the supply chain and allow the Company to leverage its cobalt-based refining and chemicals expertise with Norilsk’s cobalt mining and processing capabilities. The Company’s supply of cobalt is principally sourced from the DRC, Russia and Finland. Approximately 80% of the Company’s unrefined cobalt is derived from GTL and the Norilsk contracts.
COMMENT NO. 7: We note the disclosure regarding the GTL smelter. Please describe in greater detail the nature of the shutdown and the impact on your operations. Please also clarify the role of the GTL smelter in your supply chain.
RESPONSE: We have included in the MD&A contained in our Form 10-Q for the first quarter of 2009, filed May 7, 2009, enhanced disclosures related to the GTL smelter. Set forth below is the disclosure contained in that MD&A (additions marked with an underline):
The GTL smelter in the DRC is a primary source for cobalt raw material feed. After smelting in the DRC, cobalt is sent to the Company’s refinery in Kokkola, Finland.
The next planned maintenance shut-down of the GTL smelter is expected to occur in mid-2009 and last six to ten weeks. The timing of the shutdown is discretionary and subject to change based on operating conditions. The Company expects the shutdown to impact the timing of deliveries from GTL to Kokkola but does not expect the shutdown to impact external sales to customers. As was the case in previous shutdowns, the Company has adequate raw material inventory on-hand to meet anticipated demand.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 19.
LIQUIDITY AND CAPITAL RESOURCES, PAGE 31.
DEBT AND OTHER FINANCING ACTIVITIES, PAGE 32.
COMMENT NO. 8: We note your disclosure that you were in compliance with all of the covenants under the Revolver as of December 31, 2008. Please consider revising your filing here and in your financial statement footnotes to disclose your material financial debt covenant computations for each period presented, along with a reconciliation to relevant GAAP amounts, as applicable. In doing so, please disclose both the covenant requirements and your computations demonstrating how you complied with the covenants for each period presented. Please also clarify in your disclosure whether you have met the conditions under the accordion feature, such that the additional $50 million is available to you. If not, please disclose which conditions have not been met and, to the extent they are a financial covenant, disclose the required amount/ratio and the actual amount/ratio, along with a reconciliation to GAAP amounts. Please also disclose the existence of any cross default provisions on any of your debt.
RESPONSE: We have included enhanced disclosure in the “Debt and Other Financing Activities” subsection under “Liquidity and Capital Resources” in the MD&A contained in our Form 10-Q for the first quarter of 2009, filed May 7, 2009. Such enhanced disclosure is set forth below (additions marked with an underline):
The Company has a Revolving Credit Agreement (the “Revolver”) with availability of up to $100.0 million, including up to the equivalent of $25.0 million in Euros or other foreign currencies. The Revolver includes an “accordion” feature under which the Company may increase the availability by $50.0 million to a maximum of $150.0 million, subject to certain conditions and discretionary approvals of the lenders. At March 31, 2009, the Company was in compliance with such conditions but would need to obtain incremental credit commitments by new and/or existing lenders under the existing terms and conditions of the Revolver to access the accordion feature.
Obligations under the Revolver are guaranteed by each of the Company’s U.S. subsidiaries and are secured by a lien on the assets of the Company and such subsidiaries. The Revolver contains certain covenants, including financial covenants, that require the Company to (i) maintain a minimum net worth and (ii) not exceed a certain debt to adjusted earnings ratio. As of March 31, 2009, the Company was in compliance with all of the covenants under the Revolver. Minimum net worth is defined as an amount equal to the sum of $826.1 million plus 75% of consolidated net income for each quarter ending after March 1, 2007 for which consolidated net income is positive. Minimum net worth was $1,051.0 million at March 31, 2009. Consolidated net worth, defined as total OM Group, Inc. stockholders’ equity, was $1,113.1 million at March 31, 2009. The Company is required to maintain a debt to adjusted earnings ratio of consolidated net debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) of no more than 3.5 times. Consolidated net debt is defined as consolidated total debt less cash and cash equivalents. At March 31, 2009, the Company had no consolidated net debt. The Revolver includes a cross default provision whereby an event of default under other debt obligations, as defined, will be considered an event of default under the Revolver.
CONTRACTUAL OBLIGATIONS, PAGE 33.
COMMENT NO. 9: Please include interest payments on your debt obligations as a separate line item in the table and disclose any assumptions used in a footnote to the table.
RESPONSE: The Company will disclose estimated interest payments in the contractual obligations table contained in future filings. The Company will also include a footnote to the table in future filings that discloses assumptions used in deriving the estimated interest amounts. As an example of how this disclosure will appear in future filings, based on our balance sheet as of December 31, 2008, the contractual obligations disclosure would have been as follows:
Contractual Obligations
The Company has entered into contracts with various third parties in the normal course of business that will require future payments. The following table summarizes the Company’s contractual cash obligations and their expected maturities at December 31, 2008 (in thousands).

	Payments due by period
	2009	2010	2011	2012	2013	Thereafter	Total
Purchase and other obligations(1)	$96,857	$86,866	$86,549	$19,028	$1,339	$—	$290,639
Debt obligations	80	25,139	139	139	139	508	26,144
Variable interest payments (2)	700	700	—	—	—	—	1,400
Operating lease obligations	6,635	5,972	3,584	3,192	1,694	8,586	29,663
Income tax contingencies	1,037	4,400	—	—	—	1,800	7,237

Total	$105,309	$123,077	$90,272	$22,359	$3,172	$10,894	$355,083

(1)	For 2009 through 2013, purchase obligations include raw material contractual obligations reflecting estimated future payments based on committed tons of material per the applicable contract multiplied by the reference price of each metal. The price used in the computation is the average daily price for the last week of December 2008 for each respective metal. Commitments made under these contracts represent future purchases in line with expected usage.

(2)	Interest payments are calculated based upon the Company’s anticipated payment schedule and the December 31, 2008 LIBOR rate and applicable margins (2.8%), as defined in the revolver.
CRITICAL ACCOUNTING POLICIES, PAGE 34.
GOODWILL AND OTHER INTANGIBLE ASSETS, PAGE 34
LONG-LIVED ASSETS, PAGE 36.
COMMENT NO. 10: You have recognized goodwill charges during the year ended December 31, 2008. In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and other intangible assets and long-lived assets, please consider disclosing the following:
•	Sufficient information to enable a reader to understand how you apply the discounted cash flow valuation technique in estimating the fair value of your reporting units and why management selected this method as being the most meaningful in preparing your goodwill impairment analyses;

•	How you determine the applicable future growth rates, terminal values and weighted-average cost of capital used in your discounted cash flow valuation model;

•	How you determine the appropriate discount rates and attrition rates to apply in your intangible asset impairment analysis, as well as the appropriate discount rate and expected growth rates used in your long-lived assets impairment analysis;

•	A qualitative and quantitative description of the material assumptions used; and

•	If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets and long-lived assets in the current year have changed since the prior year, highlighting the impact of any changes.
RESPONSE: We will enhance our disclosures in our future filings to provide readers with a better insight into management judgment related to goodwill and other intangible assets and long-lived assets. While there are always changes in assumptions to reflect changing business and market conditions, our overall methodology has remained unchanged. However, in the event significant changes occur in the future, we will incorporate such disclosure into our critical accounting policy.
As facts and circumstances dictate, we will add the recommended disclosures to future filings related to other intangible asset and long-lived asset impairment.
Specifically related to goodwill impairment, we expanded the disclosures included in our Form 10-Q for the first quarter of 2009, filed May 7, 2009, as follows (additions marked with an underline):
As the Company recognized an impairment charge relating to goodwill in the first quarter of 2009, the disclosure below provides additional detail related to the policy applicable to the review of goodwill for impairment.
Goodwill and Other Intangible Assets — The Company has goodwill of $262.2 million and $268.7 million at March 31, 2009 and December 31, 2008, respectively. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company is required to test goodwill and indefinite-lived intangible assets for impairment annually and more often if indicators of impairment exist. The goodwill impairment test is a two-step process. During the first step, the Company estimates the fair value of the reporting unit and compares that amount to the carrying value of that reporting unit. Under SFAS No. 142, reporting units are defined as an operating segment or one level below an operating segment (i.e. component level). The Company tests goodwill at the component level. The Company’s reporting units are Advanced Materials, Electronic Chemicals, Advanced Organics, Ultra Pure Chemicals and Photomasks.
To test goodwill for impairment, the Company is required to estimate the fair value of each of its reporting units. Since quoted market prices in an active market are not available for the Company’s reporting units, the Company has developed a model to estimate the fair value of the reporting units utilizing a discounted cash flow valuation technique (“DCF model”). The Company selected the DCF model as it believes it is comparable to what would be used by market participants to estimate its fair value. The impairment test incorporates the Company’s estimates of future cash flows, allocations of certain assets, liabilities and cash flows among reporting units, future growth rates, terminal value amounts and the applicable weighted-average cost of capital (the “WACC”) used to discount those estimated cash flows. These estimates are based on management’s judgment.
The estimates and projections used in the estimate of fair value are consistent with the Company’s current budget and long-range plans, including anticipated changes in market conditions, industry trends, growth rates, and planned capital expenditures, among other considerations. The terminal value estimates the value of the ongoing cash flows after the discrete forecast period using a nominal long-term growth rate of 3.5 percent based on long-term inflation projections. The WACC is derived using a Capital Asset Pricing Model (“CAPM”). The risk-free rate in the CAPM is based on 20-year U.S. Treasury Bonds, the beta is determined based on an analysis of comparable public companies, the market risk premium is derived from historical risk premiums and the size premium was based on the size of the Company. The risk-free rate was adjusted for the risks associated with the operations of the reporting units. As a proxy for the cost of debt, the Company uses the Baa borrowing rate, an estimated effective tax rate, and applies an estimated debt to total invested capital ratio using market participant assumptions to arrive at an after-tax cost of debt. Changes to these estimates and projections could result in a significantly different estimate of the fair value of the reporting units which could result in an impairment of goodwill.
The Company conducts its annual goodwill impairment test as of October 1. The results of the testing as of October 1, 2008 confirmed the fair value of each of the reporting units exceeded its carrying value and therefore no impairment loss was required to be recognized. However, during the fourth quarter of 2008, indicators of potential impairment caused the Company to conduct an additional impairment test as of December 31, 2008 in connection with the preparation of its annual financial statements for the year ended on that date. Those indicators included the fact that the Company’s stock has been trading below net book value per share since the end of the second quarter of 2008; the existence of operating losses in the fourth quarter of 2008 and revisions to the 2009 plan; and an increase in the respective WACC calculations due to significant deterioration in the capital markets in the fourth quarter of 2008.
The Company reviewed and updated as deemed necessary all of the assumptions used in its DCF model during the fourth quarter. The estimates and judgments that most significantly affect the fair value calculation are future operating cash flow assumptions, future cobalt price assumptions and the WACC used in the DCF model. Due to the recent general downturn in the economy and resulting increased uncertainty in forecasted future cash flows, the Company increased the company-specific risk factor component in the WACC calculations.
The results of the testing as of December 31, 2008 confirmed that the carrying value of the Ultra Pure Chemicals reporting unit exceeded its fair value. As such, the Company conducted a preliminary step-two analysis in accordance with SFAS No. 142 in order to determine the amount of the goodwill impairment and, as a result of that analysis, the Company recorded an estimated goodwill impairment charge of $8.8 million. The

Company finalized the step-two analysis during the first quarter of 2009 and concluded the goodwill impairment charge for UPC was $4.7 million; therefore, the Company recorded a $4.1 million adjustment in the first quarter of 2009 to reverse a portion of the 2008 charge, which is recognized in selling, general and administrative expenses in the Unaudited Condensed Statements of Consolidated Operations.
During the first quarter of 2009 additional impairment indicators caused the Company to conduct an interim impairment test for its Advanced Organics reporting unit. Those indicators included the incurrence of operating losses in excess of forecast in the first quarter of 2009 and revisions made to the 2009 forecast and outlook beyond 2009 as a result of the decline in the Company’s business outlook primarily due to further deterioration in certain end markets. In accordance with SFAS No. 142, the Company completed step one of the impairment analysis and concluded that, as of March 31, 2009, the carrying value of its Advanced Organics reporting unit exceeded its fair value. As such, the Company undertook a preliminary step-two analysis in accordance with SFAS No. 142 in order to determine the amount of the goodwill impairment. In the first quarter of 2009, the Company recorded an estimated goodwill impairment charge of $6.8 million to write off all of the goodwill related to the Advanced Organics reporting unit. Any adjustments to the $6.8 million estimate will be recorded upon finalization of step two of the impairment analysis, which the Company expects to complete in the second quarter of 2009.
The Company reviewed and updated as deemed necessary all of the assumptions used in its DCF model during the first quarter of 2009 to calculate the fair value of its Advanced Organics reporting unit. The estimates and judgments that most significantly affect the fair value calculation are future operating cash flow assumptions and the WACC used in the DCF model.
In order to confirm the reasonableness of all the fair values calculated, the Company reconciled the sum of the fair values of the reporting units to the Company’s market capitalization at March 31, 2009 and December 31, 2008. The Advanced Materials reporting unit utilizes unrefined cobalt as a significant raw material. The cobalt market is very small compared to other metals such as nickel and copper; cobalt is not traded on a terminal market (such as the London Metal Exchange), which contributes to price volatility; significant cobalt price volatility makes it difficult for investors to predict the Company’s operating results; and the majority of cobalt is produced in the DRC, which is considered a high-risk country in which to do business. The Company believes these factors influence its stock price and a control premium is required to appropriately reflect the Company’s fair value. The Company also believes its stock price is influenced by the strategic transformation being undertaken by the Company and by the fact that the Company does not issue earnings guidance.
Although the Company believes the assumptions, judgments and estimates used are reasonable and appropriate, different assumptions, judgments and estimates could materially affect the goodwill test and, potentially, the Company’s results of operations and financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK, PAGE 41.
MARKET RISK, PAGE 42.
COMMENT NO. 11: Please revise your disclosure to include a more robust discussion of your market risk as required by Item 305 of Regulation S-K. It appears that your current disclosure is incomplete.
RESPONSE: The Company believes that its disclosures in Item 7A., which are included on pages 41-42 of the Form 10-K, are adequate with respect to its Commodity Price Risk, Interest Rate Risk, Credit Risk, Market Risk and Foreign Currency Exchange Rate Risk. With respect to the incomplete disclosure in the Market Risk paragraph, the Company will revise future filings to complete the disclosure as follows (additions marked with an underline):
Market Risk
By using derivative instruments to hedge exposures to changes in commodity prices and interest rates, the Company exposes itself to market risk. Market risk is the change in value of a derivative instrument that results from a change in commodity prices or interest rates. The market risk associated with commodity prices and interests is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 43.
COMMENT NO. 12: Please ensure that your Form 10-K includes signed opinions from your independent auditors, as well as a signed consent. Typically this is accomplished using an /s/ prior to their name, similar to your signatures section on page 96. Refer to Rule 2-02(a) of Regulation S-X and Item 601(b)(23)(ii) of Regulation S-K.
RESPONSE: The Company obtained and has retained in its records manually signed opinions and a manually signed consent from its independent registered public accounting firm, Ernst & Young LLP. In future filings, such signed opinions and consents will include a /s/ designation prior to the Ernst & Young LLP name.
STATEMENT OF CONSOLIDATED CASH FLOWS, PAGE 48
COMMENT NO. 13: Your cash flow statement reflects proceeds from settlement of cobalt forward purchase contracts of $10.7 million in cash flows from investing activities. Given that the gain or loss associated with these cobalt forward purchase contracts were recorded in costs of products sold, please tell us how you determined that your settlement of these cobalt forward purchase contracts resulted in investing cash flows instead of operating cash flows. Refer to paragraphs 15 and 16 of SFAS 95.
RESPONSE: To reach our conclusion that these cash flows should be classified as investing cash flows instead of operating cash flows, we considered the guidance in the SFAS No. 95, footnote 4 (as amended). This guidance states that: “Generally, each cash receipt or payment is to be classified according to its nature without regard to whether it stems from an item intended as a hedge of another item.” As described more fully in Note 10 of our Consolidated Financial Statements in Form 10-K — Financial Instruments and Fair Value, the cobalt forward purchase contracts that resulted in the cash proceeds of $10.7 million were not designated or qualified as hedging instruments under SFAS No. 133. Accordingly, since they were not designated as qualifying hedges, we viewed the nature of these forward contracts as investing activities resulting in investing cash flows. SFAS No. 95, footnote 4 (as amended) states that: “However, cash flows from a derivative instrument that is accounted for as fair value hedges or cash flow hedges may be classified in the same category as the cash flows from the items being hedged....” Consequently, for our contracts that qualify as either fair value hedges or cash flow hedges in accordance with SFAS No. 133, our policy as described in Note 10 is to classify the cash flows associated with these qualifying derivatives as operating cash flows, since the related amounts are included in net sales or cost of products sold and included in operating cash flows. We have followed this policy in our cash flow presentation in our 2008 Form 10-K for qualifying derivatives.
NOTE 18. REPORTABLE SEGMENTS AND GEOGRAPHIC INFORMATION, PAGE 82.
COMMENT NO. 14: Effective January 1, 2008, you reorganized your management structure and external reporting around two segments. As a result of this process, you are now reporting your operating results to the chief operating decision maker based on the two segments: Advanced Materials and Specialty Chemicals. It also appears that you have reclassified your Inorganics business and the DRC smelter operations from the previous Specialties segments to form the Advanced Materials segment. Please provide the following:
•	Please explain to us the specific modifications made to your management structure and internal reporting process and the manner in which you manage your business. Your response should address whether there were also changes made as to who represented the chief operating decision maker per paragraph 12 of SFAS 131 as well as whether there were changes in the financial information given to the chief operating decision maker to make decisions about resources to be allocated and to assess performance.

•	As disclosed on your website, you indicate that your business units include Advanced Organics, Advanced Materials, Electronic Chemicals, Compugraphics and Ultra Pure Chemicals. Please tell us whether your business units are your operating segments and if you aggregate your operating segments pursuant to paragraph 17 of SFAS 131. If your business units are not your operating segments, please tell us what your operating segments are and whether you aggregate these operating segments.

•	Please tell us whether the chief operating decision maker and/or the Board of Directors receives information by business units or any other product line groupings, and if so, what it consists of.
RESPONSE: During 2007, the Company made the following changes:
•	On March 1, 2007, the Company completed the sale of its Nickel business.

•	On October 1, 2007, the Company completed the acquisition of Borchers.

•	On December 31, 2007, the Company completed the acquisition of REM.
These changes were made as part of the Company’s strategy to transform its business model and create a better balance in its business portfolio. To better align its transformation and growth strategy, beginning January 1, 2008, the Company reorganized its management structure and external reporting around two reportable segments. As a result of these changes to the business, the Company made the following modifications to its management structure and internal reporting process:
•	The Company now has two segments: Advanced Materials and Specialty Chemicals. Previously, subsequent to the sale of its Nickel business in March 2007, the Company had one segment.

•	Each segment is managed by a Vice President & General Manager (“VP/GM”) who is responsible for the operations of the segment and reports directly to the Chief Executive Officer (“CEO”). This segment VP/GM is the segment manager and is directly accountable and maintains regular contact with the CEO, who is the Chief Operating Decision Maker (“CODM”), to discuss operating activities, financial results, forecasts and plans for the segment.

•	Each segment has a segment controller who reports to the segment VP/GM.

•	Each segment has one or more business units reporting into it. The Advanced Materials segment includes the Inorganics business unit, the metal resale business, and the operations of the GTL smelter joint venture. The Specialty Chemicals segment includes the Advanced Organics, Electronic Chemicals, Ultra Pure Chemicals and Photomasks business units. Under our previous reporting structure, we did not have business units as they exist today, but rather product line groupings around end markets.

•	Each business unit has a VP/GM who is responsible for the operations and functions of the business unit. Each business unit VP/GM reports to the segment VP/GM, and each has a business unit controller reporting directly to him.
While the Company intends to have a separate person filling the role of VP/GM for each segment, the VP/GM position for each segment is currently held by the same person. This situation exists currently because: (1) the Company intends to grow through additional acquisitions. Although acquisition candidates have been identified and evaluated since January 1, 2008, the timing of any acquisition is uncertain, and the

Company wants to consider the impact of potential business acquisitions when making this appointment; and (2) the Company is developing certain business unit VP/GM candidates to potentially fill the segment VP/GM role in the future. Although the segment VP/GM does not have the authority for making investment decisions or allocating resources, the segment VP/GM role is broader than the business unit VP/GM role as it reports directly to the CODM; is responsible for a broader portfolio of products and services across various end markets; and includes management of certain functions that exist only at the segment level such as Environmental, Health and Safety and certain Information Technology functions. Conversely, business unit management includes only the functions directly impacting the business unit.
In accordance with Paragraph 10 of SFAS No. 131, we have determined Advanced Materials and Specialty Chemicals to be operating segments as they each represent a component of the business:
•	That engages in business activities from which it earns revenues and incurs expenses;

•	Whose operating results are regularly reviewed by the CODM to make decisions about allocating resources to the segment and assess its performance;

•	For which discrete financial information is available.
The Company previously determined that the CEO is the CODM because he has the unilateral and final authority to assess performance and allocate resources. The authorities and responsibilities of the CODM did not change when we reorganized our management structure at January 1, 2008. On a monthly basis, the CODM receives financial data at the segment level. Investment decisions, resource allocation and business reviews are all conducted at the segment level by the CODM. After the change in our reporting structure on January 1, 2008, the level of information provided to and reviewed by the CODM now presents the operating results of two segments instead of one segment under our previous reporting structure.
Other than described below, business unit financial information is not provided to, made available to, or reviewed by the CODM for him to assess performance and make decisions about resource allocation. Rather, the CODM only reviews financial results at the operating segment level to assess performance and allocate resources. Our operating segments are Advanced Materials and Specialty Chemicals. Our business units do not qualify as operating segments since the operating results of the business units are not regularly reviewed by the CODM to assess performance and allocate resources. We have not aggregated any operating segments, and therefore the aggregation criteria in SFAS No. 131 are not applicable.

The only business unit-level information that the CODM receives consists of the following. These all relate to revenue only, and not operating results, and the appropriate business unit amounts are fully disclosed in the segment footnote:
•	End market data (i.e., top customers by end market, such as the battery and tire end markets that we sell products into), which is organized by business unit. In MD&A, we disclose percentage of sales dollars by end market for each segment.

•	Revenues for each business unit comprising Specialty Chemicals. For Advanced Materials, nearly all revenues are in the Inorganics business unit.

•	Sales volume information. In MD&A, we disclose sales volume information for each business unit.
The Board of Directors receives monthly and quarterly financial results (sales and operating profit) at the consolidated and segment level only. They do not receive any business unit information, except for the sales volume information regularly reviewed by the CODM and disclosed in the 2008 10-K as discussed above.
The Company is continuing its transformation. As any additional acquisitions or other changes in the business and/or reporting structure are completed, the Company will revisit its internal organization and resulting operating segment composition as appropriate.
ITEM 9A. CONTROLS AND PROCEDURES, PAGE 88.
CHANGES IN INTERNAL CONTROLS, PAGE 88.
COMMENT NO. 15: We note the disclosure in the second paragraph that “[t]here were no other changes in the Company’s internal control over financial reporting...” Please tell us whether remediation efforts described in the first paragraph represented a change in your internal control over financial reporting that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also comply with this comment in the future.
     RESPONSE: The remediation efforts with respect to internal controls over the Company’s accounting for income taxes represented a material change to our internal control over financial reporting. We intended to indicate this through the description of the change in the first paragraph of that section and the use of the word “other” in the second paragraph. In the future, we will more clearly indicate the nature of any such changes, in accordance with the Staff’s comment. For 2008, the additional disclosure at the end of the first paragraph would have been as follows: “The improvements to the control procedures over accounting for income taxes represent a change in internal controls that materially affected our internal control over financial reporting.”

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES, PAGE 91.
COMMENT NO. 16: Please add your revolving credit agreement and the amendments thereto to the “10” series of exhibits. See Item 601 of Regulation S-K.
RESPONSE: The Company’s revolving credit agreement and the related amendments to the revolving credit agreement are filed as Exhibits 4.2, 4.3 and 4.4 in accordance with Regulation S-K, Item 601(b)(4)(ii), as instruments defining the rights of holders of long-term debt. Since these documents are filed an exhibits under the exhibit requirement relating specifically to long-term debt instruments, we do not believe it is appropriate to also list them as material contracts under Regulation S-K, Item 601(b)(10).
EXHIBITS 10.7 AND 10.9-11.
COMMENT NO. 17: We note your reliance on an order dated June 26, 1998, granting your request for confidential treatment so as to continue omitting portions of the above-captioned exhibits. Please advise us as to the expiration date of this order and, if it expired, whether you received an order extending the term of the original confidential treatment grant.
RESPONSE: The Order dated June 26, 1998 from the Commission granting the Company’s request for confidential treatment with respect to portions of Exhibits 10.7 and 10.9-.11 expires on December 1, 2017.
EXHIBITIS 31.1 AND 31.2
COMMENT NO. 18: Please include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of your certifications. See Item 601(b)(31) of Regulation S-K.
RESPONSE: The language “(the registrant’s fourth fiscal quarter in the case of an annual report)” was added to the certifications of the principal executive officer and the principal financial officer filed with the Form 10-Q for the first quarter of 2009, filed on May 7, 2009, and will be added to paragraph 4(d) of the certifications of the chief executive officer and the chief financial officer in future filings.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILES ON APRIL 3, 2009
EXECUTIVE COMPENSATION, PAGE 12.
COMPENSATION DISCUSSION AND ANALYSIS, PAGE 12.

COMMENT NO. 19: We note from your discussion of nonqualified deferred compensation on page 27 that you make contributions to the employee benefit plans of your named executive officers, among others. In addition, from footnote (5) to your summary compensation table on page 24, we note that you contributed $37,752 to Mr. Scaminace’s defined contribution plan in 2008. Please tell us, with a view toward disclosure in future filings, how you determined the amounts to contribute to each of your named executive officers’ deferred compensation accounts as well as how these contributions fit into your overall executive compensation scheme.
RESPONSE: Amounts contributed to each executive’s deferred compensation account reflect the amount of salary and bonus compensation actually deferred by the executive and employer matching contributions as well as make-up contributions that could otherwise not be made for the executive under our qualified defined contribution plan (“DCP”), which is a “safe harbor” 401(k) plan, due to Internal Revenue Code limitations. Matching and make-up contributions are only made to the extent that the executive participates in the 401(k) plan. Under such safe harbor 401(k) plan, the Company contributes 3.5% of compensation as a basic retirement contribution, matches 100% on the first 3% of participant savings and matches 50% on the next 2% of participant savings. The Company does not maintain any defined benefit plan or supplemental employee retirement plan for any executive. At the time of adoption of the 401(k) plan in 2008, the Compensation Committee was advised by its compensation consultant (Towers Perrin) that maximum Company match of 7.5% of compensation under a 401(k) plan would provide median retirement benefits to our executives.
The Company has disclosed information about its 401(k) plan and its nonqualified deferred compensation program under “Other Compensation Elements — Retirement Plans” and under “Nonqualified Deferred Compensation”
MEANS OF ACHIEVING OUR COMPENSATION OBJECTIVES, PAGE 13.
TARGET TOTAL DIRECT COMPENSATION, PAGE 13.
COMMENT NO. 20: We note that your compensation committee retained a consultant to assist you in devising aspects of your executive compensation scheme. Please provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K with respect to this and any other compensation consultant you use. See Item 7(d) of Schedule 14A.
RESPONSE: The compensation consultant that was retained by the Company’s compensation committee of the board of directors was Towers Perrin, and has been engaged to provide the following services. As described on page 13 of the proxy statement, Towers Perrin reviews and makes recommendations relating to various aspects of our executive compensation programs. This includes working with the compensation committee to identify our peer companies (companies of specified size and similar industry) for purposes of benchmarking executive compensation; assessing and advising on the competiveness of our compensation programs relative to our peer group and general industrial companies of similar size as reported in peer proxies and recent pay surveys, respectively; and developing appropriate recommendations for changes with respect to compensation, including proposed equity award guidelines and working with the company on discrete projects such as retirement plan design. Towers Perrin provides Director compensation information and regular updates to the compensation committee on trends and issues in compensation practices, and has been requested to be available for attendance at quarterly compensation committee meetings. Towers Perrin works directly with the compensation committee and may also work directly with the Company’s management on specific projects as directed by the compensation committee or otherwise approved in advance by the compensation committee. The compensation committee retains and does not delegate any of its exclusive power to determine all matters of executive compensation and benefits. The compensation committee reports to and, where required under the compensation committee charter, obtains the approval of the Board of Directors on material compensation decisions made at each compensation committee meeting. Such enhanced disclosure will be included in future filings to the extent applicable.
ELEMENTS OF DIRECT COMPENSATION, PAGE 14.
ANNUAL BONUS, PAGE 15.
COMMENT NO. 21: We note from the second full paragraph on page 16 that you “selected [annual bonus] weightings and bonus opportunities based upon competitive criteria...” Please disclose the “competitive criteria” you considered in determining the annual bonus weightings and opportunities that you make available to your named executive officers.
RESPONSE: The competitive criteria used by the compensation committee is derived from market data provided by Towers Perrin based on its annual compensation surveys and its review and analysis of executive compensation information contained in proxy statements of peer companies and other companies of similar size. This type of disclosure will be included in future filings to the extent it is applicable. If other competitive information is provided to the compensation committee, it will be disclosed.
HIGH PERFORMANCE BONUS, PAGE 17.
COMMENT NO. 22: We note the high performance bonus awarded to Mr. Scaminace in the form of stock options and restricted stock. Please describe in greater detail the circumstances surrounding your decision to award the high performance bonus in options and stock, rather than in cash, and when that decision was made.

RESPONSE: In November 2007, the compensation committee assessed the impact of amendments proposed to the company’s qualified defined contribution plan. After reviewing alternatives proposed by Towers Perrin, the compensation committee’s compensation consultant, the compensation committee adopted the high-performance bonus opportunity as described on page 17 of the proxy statement. The compensation committee considered the various levels of cash compensation potentially payable to Mr. Scaminace as an annual bonus at various performance levels and determined that any additional compensation earned as high-performance bonus should be aligned with longer-term performance of the Company, in order to reinforce the importance of long-term results and further align Mr. Scaminace’s compensation with long-term stockholder interests. Accordingly, at the time of adopting the high-performance bonus element of the Company’s annual incentive program in November 2007, the compensation committee determined that the payment of any high performance bonus to the CEO would be made in restricted stock and stock options.
SUMMARY COMPENSATION TABLE, PAGE 22.
COMMENT NO. 23: Please explain to us how you are reporting the numbers in the “Bonus” and the “Non-Equity Incentive Plan Compensation” columns. Please note that in accordance with Item 402(c)(2)(iv) of Regulation S-K and the related instructions, as well as staff guidance, compensation reported in the “Bonus” column is of a discretionary nature and not payable pursuant to a plan. Refer to Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
RESPONSE: All amounts reported in the “Bonus” column in the summary compensation table are the result of determinations made by the compensation committee of the board of directors. As described under “Annual Incentive Program” (on page 16) of the Compensation Discussion and Analysis contained in the proxy statement, amounts payable as annual bonuses are based upon a number of factors, including individual objectives for each executive. These individual objectives, which are generally described in the footnotes to the “2008 Annual Bonus Opportunities” table on pages 16 and 17 of the proxy statement, are not based upon solely objective measures but also reflect subjective measures that are judged by the compensation committee in its discretion. In addition, as described in that discussion, the compensation committee has the authority to exercise discretion in approving the amount of any bonus. As a result, the Company believes it is appropriate to report such annual bonuses under the “Bonus” column.
GRANTS OF PLAN-BASED AWARDS IN 2008, PAGE 25.
COMMENT NO. 24: We note that the high performance bonus awarded to Mr. Scaminace in the form of stock options and restricted stock is reported under the “non-equity incentive plan” column. Please advise us as to why you categorized it in this manner when the award was made in the form of equity under the 2007 Incentive Compensation Plan. Refer to Item 402(a)(6)(iii) of Regulation S-K.
RESPONSE: As indicated in footnote (6) to the summary compensation table, appearing on page 25 of the proxy statement, only the cash paid in settlement of fractional shares was reported under the “Non-Equity Incentive Plan Compensation” column in the summary compensation table. This cash payment represents a portion of an incentive plan that does not fall with the scope of FASB 123R (since it is not an equity award), and thus the Company believes it is appropriately reported under the “Non-Equity Incentive Plan Compensation” column, consistent with the definitions contained in Item 402(a)(6)(iii). The value of the stock options and restricted stock awarded in payment of this high-performance bonus which was disclosed in footnote (6) to the summary compensation table, will be reported in the “Option Awards” and “Stock Awards” columns of the summary compensation table for the year 2009, in accordance with FASB 123R.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

By:	/s/ Kenneth Haber
Kenneth Haber
Chief Financial Officer

cc:	Joseph M. Scaminace